Asia Electrical Power International Group Inc.

#703-1112 West Pender Street, Vancouver, BC V6E 2S1 Canada

Telephone: 604-697-8899 Fax: 604-697-8898

Mobile: 604-833-1727

Email: asiaelectrical@telus.net

December 12th, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Brian McAllister

Dear Sirs:

Re:

Asia Electrical Power International Group, Inc.

Registration Statement on Form SB-2 – Amendment No. 5

Commission File No. 333-120114

Thank you for your letter and comments dated December 5, 2005.  The corresponding answers to your questions are as follows:

Certain Relationships and Related Transactions

1.

We advise that Peter Khean is an independent agent acting for us by facilitating our filings in the United States.  Based in Vancouver, British Columbia, Mr. Khean incorporated our company in Nevada under instructions from us.

2.

We have disclosed the transactions involving the shareholders of Naiji and the details of the loans from Mr. Yulong Guo, which encompasses all of the related transactions.  We confirm that we do not have any promoters.

Based on our responses above, we did not find it necessary to amend the Form SB-2, other than to include up-to-date information and new signature dates.  Accordingly, we enclose Amendment No. 5, which includes those changes.

If you have any questions, please contact our US filing agent at (604) 697-8899 or by e-mail: dena@magnumgroup.org.  Thank you.

Yours truly,

Asia Electrical Power International Group Inc.

/s/ “Yulong Guo”

Yulong Guo,

President